UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE COMBINED REGISTRATION STATEMENT ON FORMS F-10, F-4 AND S-4 AND ANY AMENDMENT THERETO (FILE NO. 333-141155) OF ANGIOTECH PHARMACEUTICALS, INC. (AND ITS SUBSIDIARIES LISTED THEREIN UNDER THE HEADING “ADDITIONAL REGISTRANTS”) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc.’s Management Information Circular for Annual Meeting to be held on Thursday, June 7, 2007.
2	Angiotech Pharmaceuticals, Inc.’s Return Card for Beneficial Shareholders.
3	Angiotech Pharmaceuticals, Inc.’s Form of Proxy for Annual Meeting to be held on Thursday, June 7, 2007.

FORWARD-LOOKING STATEMENTS

Statements contained in this report or in our other written or oral public communications that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimates," "continues," "anticipates," "intends," "expects" and other similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research, development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this prospectus to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. (“AMI”); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange commission. For a more thorough discussion of the risks associated with our business, see the “Risk Factors” section in our Form 40-F for the year ended December 31, 2006.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; the financial and other representations made to us by AMI being accurate and complete; our ability to integrate AMI into our operations, including our ability to apply our various technologies to AMI’s medical devices and subsequently commercialize those products; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness remaining stable; tax rates within the jurisdictions we operate remaining stable; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; our continued ability to raise additional funds through debt or equity offerings in the North American capital markets on acceptable terms; Canadian/US currency rates remaining stable; our ability to protect the intellectual property used by us; and our ability to respond to our competitors.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

May 9, 2007

By

/s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

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Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

1618 Station Street, Vancouver, British Columbia, V6A1B6

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 10:00 A.M., Pacific Time, on June 7, 2007 at the Company’s head office, located at 1618 Station Street, Vancouver, British Columbia, for the following purposes:

1.

to receive and consider the report of the directors and the financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended December 31, 2006;

2.

to fix the number of directors at six;

3.

to elect directors for the ensuing year;

4.

to appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor; and

5.

to transact such further or other business as may properly come before the meeting and any adjournments thereof.

It is important that your shares be represented and that your wishes be made known. If you are a registered shareholder and cannot be present to vote in person, please complete the enclosed proxy form as indicated and return it by fax, mail or hand delivery to the office of Computershare Investor Services Inc., or provide voting instructions to Computershare through their internet or telephone voting services, set out in the proxy form.  In order to be valid for use at the meeting, the proxy must be duly completed, signed and deposited at the office of Computershare Investor Services Inc, as set out in the form of proxy, by 10:00 a.m. PST on June 5, 2007 or, if the meeting is adjourned or postponed, no later than 48 hours before the time to which the meeting is adjourned or postponed to, in either case unless the Chair of the meeting elects to exercise his or her discretion to accept proxies received subsequently. An undated proxy will be deemed to be dated the date the proxy was mailed by management or its agent to the Shareholder.

DATED this 4th day of May, 2007.

BY ORDER OF THE BOARD

/s/ David M. Hall

David M. Hall, Chief Compliance Officer

and Corporate Secretary

INFORMATION CIRCULAR

Table of Contents

SOLICITATION OF PROXY

1

APPOINTMENT OF PROXYHOLDER

1

VOTING OF PROXY

1

REVOCABILITY OF PROXY

2

NOTICE TO BENEFICIAL SHAREHOLDERS

2

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

3

ELECTION OF DIRECTORS

3

CORPORATE GOVERNANCE

5

The Board of Directors

6

Role of the Board of Directors

7

Orientation and Continuing Education of Board Members

8

Committees of the Board of Directors

8

Audit Committee

9

Governance and Nominating Committee

10

Compensation Committee

10

EXECUTIVE COMPENSATION

11

Summary Compensation Table for the Fiscal Year Ended December 31, 2006

11

Long Term Incentive Plan (LTIP) Awards

12

Option/Stock Appreciation Rights (“SAR”) Grants During the Twelve Month Period Ended December 31, 2006

12

Grant of Plan-Based Awards

12

Outstanding Equity Awards at Fiscal Year-End

13

Option Exercises and Stock Vested in 2006

14

Defined Benefit or Actuarial Plan Disclosure

14

Termination of Employment, Changes in Responsibility and Employment Agreements

14

Executive Compensation Components and Objectives

16

Directors and Officers’ Insurance

19

Key Management Insurance

19

Comparative Shareholder Return Performance Graph

19

Compensation of Directors

20

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

21

Equity Compensation Plan Information

21

Angiotech Stock Option Plans

22

American Medical Instruments Stock Option Plans

23

Shareholder Rights Plan

23

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

23

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

24

APPOINTMENT OF INDEPENDENT AUDITOR

24

MANAGEMENT CONTRACTS

24

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

24

OTHER MATTERS

24

ADDITIONAL INFORMATION

24

SCHEDULE “A”

A-i

Charter of Board Governance and Expectations

A-i

SCHEDULE “B”

B-i

NASDAQ and SOX Rules

B-i

ANGIOTECH PHARMACEUTICALS, INC.

1618 Station Street

Vancouver, British Columbia V6A 1B6

INFORMATION CIRCULAR

(As at April 20, 2007, except as indicated)

The annual meeting of Angiotech Pharmaceuticals, Inc. (the “Company”) will be held at 10:00 A.M., Pacific Time, on June 7, 2007 at the Company’s head office, located at 1618 Station Street, Vancouver, British Columbia, together with any adjournment or postponement of that meeting (the “Meeting”). Any registered shareholder of the Company (a “Shareholder”) holding Common shares of the Company as at May 2, 2007 will be entitled to vote at the Meeting.

All references to currency in this information circular are in United States (U.S.) dollars, unless otherwise indicated.

SOLICITATION OF PROXY

This information circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  As well, the Company may retain proxy solicitation firms to encourage greater Shareholder participation.  The cost of solicitation, which is not determinable at present, but in any event is not material to the Company, will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A Shareholder has the right to appoint a person other than the persons designated in the accompanying form of proxy (and who need not be a Shareholder) to attend and act for him or her and on his or her behalf at the Meeting.  To exercise this right, the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names, or may submit another proxy in a form acceptable to the Chair in his or her discretion.

It is important that your shares be represented and that your wishes be made known. If you are a registered shareholder and cannot be present to vote in person, please complete the enclosed proxy form as indicated and return it by fax, mail or hand delivery to the office of Computershare Investor Services Inc., or provide voting instructions to Computershare through their internet or telephone voting services, set out in the proxy form.  In order to be valid for use at the meeting, the proxy must be duly completed, signed and deposited at the office of Computershare Investor Services Inc, as set out in the form of proxy, by 10:00 a.m. PST on June 5, 2007 or, if the meeting is adjourned or postponed, no later than 48 hours before the time to which the meeting is adjourned or postponed to, in either case unless the Chair of the meeting elects to exercise his or her discretion to accept proxies received subsequently.  An undated proxy will be deemed to be dated the date the proxy was mailed by management or its agent to the Shareholder.

VOTING OF PROXY

The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Company.

A Shareholder may direct the manner in which his or her Common shares are to be voted or withheld from voting by making the form of proxy accordingly.  The management nominees designated in the enclosed from of proxy will vote or withhold from voting the Common shares represented by proxy in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common shares will be voted accordingly.

The shares represented by proxies in favour of management will be voted on any ballot (subject to any restrictions they may contain) in favour of the matters described in the proxy.  Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, or where the instructions are uncertain, a nominee of management acting as proxyholder will vote the securities for the resolution.

REVOCABILITY OF PROXY

Any Shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the Meeting or with the Chairperson of the Meeting prior to the commencement of the Meeting.  The registered office of the Company is, Suite 2620, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R5.

NOTICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is important to many holders of Common shares as a substantial number of Shareholders do not hold the Common shares in their own name.

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Common shares in their own name (referred to herein as “Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders will have their Common shares registered in the name of a broker or agent (an intermediary).  Every intermediary has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The voting instruction form or similar document (a “VIF”) supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in such Beneficial Shareholder’s name on the records of the Company. Such Common shares will more likely be registered under the name of the Beneficial Shareholder’s broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). In the U.S., the vast majority of such shares are registered under the name of CEDE & Co. (the registration name for the U.S. Depository for Securities, which company acts as nominee for many U.S. brokerage firms). Common shares held by brokers or their nominees can only be voted  upon the instructions of the Beneficial Shareholder.  Without specific instructions, intermediaries are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the Common shares registered in the name of CDS & Co. or CEDE & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Annual Meeting, this information circular and the proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common shares are voted at the Meeting. Often the VIF is supplied to a Beneficial Shareholder by its broker and is identical to the form of proxy provided by the Company to the Shareholders. However, its purpose is limited to instructing the  Shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders name in the form and insert the Beneficial Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to an independent communications company who typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to them.  They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Common shares to be represented at the Meeting.  A Beneficial Shareholder receiving such a VIF cannot use that VIF to vote Common shares directly at the Meeting - the VIF must be returned to the communications company well in advance of the Meeting in order to have the Common shares voted.

All references to Shareholders in this information circular and the accompanying form of proxy and notice of Annual Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists at present of 250,000,000 shares without par value divided into 200,000,000 Common shares and 50,000,000 Class I Preference shares.

As of April 20, 2007, there were 85,013,983 Common shares and  no Class I Preference Shares issued and outstanding.  As at April 20, 2007, the directors and officers of the Company and its subsidiaries as a group beneficially owned, directly or indirectly, or exercised control or direction over, 1,224,872 Common shares, representing approximately 1.44% of all issued and outstanding Common shares of the Company.

Holders of Common shares as at May 2, 2007 are entitled to receive notice of any meeting of Shareholders of the Company and to attend and vote thereat, but the failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the entitlement to vote at the Meeting.  Each Common share entitles its holder to one vote.  Subject to the rights of the holders of Class I Preference shares, and the restrictions related to certain of the Company’s outstanding indebtedness, the holders of Common shares are entitled to receive on a pro-rata basis such dividends as the Board of Directors of the Company may declare out of funds legally available therefore. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Company, such holders are entitled to receive (on a pro-rata basis) all of the assets of the Company remaining after payment of all of the Company’s liabilities (including outstanding indebtedness), subject to the rights of holders of Class I Preference shares.  The Common shares carry no pre-emptive or conversion rights.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs, Common shares carrying 10% or more of the voting rights attached to any class of shares of the Company.

As at April 20, 2007, to the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Company other than the following:

Name of Beneficial Holder	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised	% of Outstanding Common Shares
Natcan Investment Management Inc.	9,096,579	10.70%

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed, unless his office is earlier vacated.  In the absence of instructions to the contrary or where instructions are uncertain, the enclosed proxy will be voted for the nominees herein listed.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal occupation during the past 5 years	Director Since	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed(1)
William L. Hunter, MD, MSc. British Columbia, Canada President, Chief Executive Officer and Director	Sep/02 to present – President & CEO, the Company; Aug/98 to Sep/02 – Chair & CEO, the Company	1992	295,360

David T. Howard British Columbia, Canada Chair of the Board, Director	Sep/02 to present – Chair, the Company; May/04 to present – Director, SemBioSys Genetics, Inc; Aug/03 to Jun/05 – Chair, SCOLR, Inc; May/00 to Aug/03 – President & CEO, SCOLR, Inc.	2000	15,800

Hartley T. Richardson Winnipeg, Canada Director	1998 to present – President & CEO, James Richardson & Sons, Limited	2002	175,000

Edward M. Brown, MBA California, U.S.A. Director	Jun/04 to present – Managing Director and Co-founder of Healthcare Investment Partners; 2000 to Jun/04 – Managing Director, Health Care Investment Banking, Credit Suisse First Boston	2004	nil

Arthur H. Willms British Columbia, Canada Director	1999 to Present – Independent Company Director	2004	6,500

Gregory J. Peet British Columbia, Canada Director	Jul/04 to present – Independent Company Director; Jul/02 to Jun/04 – Vice President and General Manager of McKesson Medical Imaging Group; Sep/93 to Jul/02 – President, Chief Executive Officer and Chair, A.L.I. Technologies, Inc.	2005	40,000

Notes:

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 20, 2007, based upon information furnished to the Company by individual nominees.

The following are brief biographies of the Company’s nominees.

William L. Hunter, MD, MSc., President & Chief Executive Officer, Director.  Dr. Hunter is a founder of the Company, has been CEO since 1997, and has been a member of the scientific and management teams since its inception. He serves as a director of NeuroMed Technologies, Inc., AnorMED, Inc., and The Michael Smith Foundation for Health Research. Dr. Hunter is also an advisory board member for the Biotechnology MBA Program at the University of Western Ontario’s Ivey School of Business and an active member of the Government of British Columbia Premier’s Technology Council. Dr. Hunter has been honored with many awards including, most recently, the 2005 BC Innovation Council’s Cecil Green Award for Science and Technology Entrepreneurship and the 2005 Canadian Venture Capital Association’s Entrepreneur of the Year. He received his Bachelor of Science Degree from McGill University, Montreal in 1985 and his Masters of Science and Doctor of Medicine Degree from the University of British Columbia in 1989 and 1992, respectively.

David T. Howard, Chair of the Board, Director.  David Howard joined the Board of Directors in March 2000 and became Chair of the Board of Directors in September 2002. Mr. Howard is a director of SemBioSys Genetics, Inc. and James Richardson International, Inc. Previously, he was Chair of the Board and CEO of SCOLR, Inc., a biopharmaceutical company located in Redmond, Washington. Prior to this, Mr. Howard served as President and Chief Operating Officer of Novopharm International of Toronto, Ontario and President of Novopharm USA, Inc. Mr. Howard’s industry experience includes operational and strategic positions with Boehringer Mannheim Canada, where he was Vice President Pharmaceuticals, and Rhône-Poulenc Pharma in Montreal and Paris, where he was Vice-President Sales and Marketing.

Hartley T. Richardson, Director.  Hartley Richardson joined the Board of Directors in July 2002. Mr. Richardson is the President and CEO of James Richardson & Sons, Limited, a leading Canadian private company established in 1857 and headquartered in Winnipeg, Manitoba. James Richardson & Sons, Limited is a diversified company which, through its subsidiaries, owns and operates businesses in the grain handling, food processing, financial services, energy and real estate industries. Mr. Richardson also serves as a Director of Canadian Pacific Railway Ltd, Railpower Technologies Corp, and SemBioSys Genetics, Inc. He is the Chair of the Business Council of Manitoba and Vice-Chair of the Canadian Council of Chief Executives. Other affiliations include The Trilateral Commission and the World Economic Forum Global Leaders of Tomorrow. He is also actively involved in a number of charitable endeavours and community organizations.  The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004.

Edward M. Brown, MBA, Director.  Edward (Ned) Brown is a Managing Director and co-founder of Healthcare Investment Partners (“HIP”), a private equity firm focused exclusively on healthcare investments. Before HIP, Mr. Brown was a Managing Director in the Healthcare Group of Credit Suisse First Boston where he led the firm’s West Coast healthcare effort and was one of the senior partners responsible for the firm’s global life sciences practice. Mr. Brown has over 19 years of experience as a financial advisor and investor in the healthcare industry.  Mr. Brown also serves on the Board of Directors of Occulus Innovative Sciences. Mr. Brown graduated Phi Beta Kappa, Magna Cum Laude with High Honours from Middlebury College with a B.A. Degree in English and received his MBA degree from Anderson Graduate School of Management at UCLA.

Arthur H. Willms, MA, Director.  Arthur Willms is a Director and retired President and Chief Operating Officer of Westcoast Energy, Inc. where he held senior executive positions for 24 years.  Mr. Willms’ other numerous directorships include: Pacific Northern Gas Ltd., Union Gas Ltd, BC Lotteries Corporation, and Columbia Power Corporation. He is also the Chair of the Board for the Vancouver Symphony Orchestra. Mr. Willms has been a lecturer in Economics at the University of Calgary and holds a Bachelor of Arts Degree in Education, a Bachelor of Science Degree in Mathematics, and a Masters Degree in Economics from the University of Calgary. Mr. Willms is a member of four audit committees and is the chair of three of these committees.

Gregory J. Peet, Director.  Greg Peet’s current occupation is an independent corporate director from July 2004. From July 2002 until June 2004, he was Vice President and General Manager of the McKesson Medical Imaging Group of McKesson Corporation, a publicly-held company. From 1993 until its acquisition by McKesson Corporation in 2002, he served with A.L.I. Technologies Inc., a leading medical image management solutions provider and picture archiving communications systems vendor, and most recently as its President, Chief Executive Officer and Chairman. Mr. Peet also serves as Chairman of the Board of Vigil Health Solutions, Inc. Chairman of Guardian Mobile Monitoring Systems, Inc., Director of Vital Images, Inc., Director of TIR Systems Inc., Director of Optimal Geomatics, Inc. Mr. Peet was recognized as the Ernst & Young Entrepreneur for the Canada Pacific Region in 2002. In December 2005, Mr. Peet was appointed as the Co-Chair of the Premier’s Technology Council, which was established in August 2001 to advise the government on issues related to the advancement and application of technology in British Columbia.

CORPORATE GOVERNANCE

Good governance is an important factor in the effective operation of the Company.  Shareholders expect, and are entitled to, a Board that capably represents their interests in overseeing management. The Charter of Board Governance and Expectations is attached as Schedule “A” to this information circular.

The Company’s Board is strongly committed to the corporate governance requirements of the Canadian and United States securities commissions and stock exchanges, including the United States Sarbanes-Oxley Act of 2002 (“SOX”). The Company considers these sources in reviewing, and revising where necessary, its corporate governance practices. We were compliant with the SOX section 404 internal control over financial reporting requirements for the years ended

December 31, 2006 and December 31, 2005. We voluntarily elected to undertake this project in advance of the U.S. regulatory requirement for foreign private issuers and Canadian regulatory requirements.

In June of 2005, the Canadian Securities Administrators adopted National Policy 58-201 Corporate Governance Guidelines which offers specific guidance on corporate governance for Canadian issuers and National Instrument 58-101 Disclosure of Corporate Governance Practices which mandates form requirements for providing shareholders with corporate governance information on issuers. We have carefully reviewed and considered these new rules and their impacts on our corporate governance practices and have determined that our practices are in compliance with these new rules. The following disclosure has been prepared in accordance with the requirements of  NASDAQ and the rules of Canadian and U.S. securities regulators, including the requirements of Form 58-101F1.

The Company’s corporate governance policies and practices are compared to the NASDAQ rules in Schedule “B” to this information circular.

The Company believes that it meets or exceeds all applicable corporate governance requirements and will continue to be proactive in complying with new or evolving corporate governance standards. In 2005, the Company created the senior position of Chief Compliance Officer. The Chief Compliance Officer oversees the Company’s efforts to ensure that it continues to meet or exceed all regulatory and corporate governance requirements.

For each of the past ten years, none or our directors or executive officers has been a director or officer of another issuer which, while that person was acting in that capacity or within one year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, manager or trustee appointed to hold its assets other than with respect to Glen Nelson, who was an outside director of a small, private manufacturing company in Minnesota until his resignation in December 2003.  In August 2004, that company filed for U.S. bankruptcy court protection.  No penalties, damages or sanctions have been applied to Dr. Nelson with respect to that company.

The Board of Directors

Our Board of Directors currently consists of six independent members and one executive member. The following sets out the identity of our independent and non-independent directors together with a list of reporting issuers of which our directors are also a director.

Name of Director	Independent/Non-Independent	Other Reporting Issuers Of Which Director Is Also A Director
William L. Hunter	Non-Independent	Aspreva Pharmaceuticals Corp.
David T. Howard (Chair)	Independent	SemBioSys Genetics, Inc.
Hartley T. Richardson	Independent	Canadian Pacific Railway Ltd; Canadian Pacific Railway Co.; Railpower Technologies Corp; SemBioSys Genetics, Inc.
Edward M. Brown	Independent	None
Glen D. Nelson	Independent	DexCom, Inc.; The St. Paul Travelers Companies, Inc.
Arthur H. Willms	Independent	Pacific Northern Gas Ltd.; Union Gas Ltd; Westcoast Energy, Inc.
Gregory J. Peet	Independent	Vigil Health Solutions, Inc.; Vital Images, Inc.; Optimal Geomatics, Inc; TIR Systems, Inc.

The role of Chair of the Board is assumed by David Howard, an independent director, and is separate from the role of chief executive officer. Independent directors also chair the three committees of the Board. The Board has not developed written position descriptions for the Chair and the Chair of each board committee.  The chair of each board committee establishes the responsibilities of the committee as contained in each committee’s charter and leads the fulfillment of the committee’s mandate as outlined in each committee’s charter. The role of the Chair of the Board is to determine the terms of reference and Board mandate as outlined in the Board’s charter and lead the fulfillment of the Board’s mandate as outlined in the Board’s charter.

The Charter of Director Governance and Expectations (attached as Schedule “A” to this information circular) outlines responsibilities of the Company’s Board of Directors, and identifies the personal and professional conduct expected of the directors.

William Hunter is not independent because of his position as President and Chief Executive Officer of the Company. The Board has developed a written position description for the Chief Executive Officer of our Company. We believe that while Dr. Hunter is not independent, his knowledge of the operations and business of the Company is beneficial to the other directors and enhances the effectiveness of the board. Each director brings unique experiences and skills in providing oversight and governance. All committees consist of independent directors.

Under both the SOX and NASDAQ rules, an independent director is determined based upon certain criteria which evaluate whether the director has a relationship with the company that would interfere with the exercise of the directors’ independent business judgment. These rules became applicable to the Company on  July 31, 2005. At present, if the nominees for election as directors are approved at the Meeting, six out of seven of the Company’s directors would be considered independent under these rules.

The independent directors hold regularly scheduled meetings at which the non-independent director and members of management are not in attendance.  The independent directors held five meetings during the year ended December 31, 2006.

Set out below is the attendance record for each of our directors for all board meetings held during the year ended December 31, 2006, including one special meeting devoted to the Company’s corporate strategy and direction:

Director(1)	Attendance at Board Meetings	Committee	Attendance at Committee Meetings
William L. Hunter	10 of 10 meetings attended	N/A	N/A
David T. Howard	10 of 10 meetings attended	Audit Compensation Governance and Nominating	7 of 7 meetings attended 6 of 6 meetings attended 3 of 3 meetings attended
Hartley T. Richardson	10 of 10 meetings attended	Audit	5 of 7 meetings attended
Edward M. Brown	8 of 10 meetings attended	Compensation Governance and Nominating	5 of 6 meetings attended 3 of 3 meetings attended
Glen D. Nelson	9 of 10 meetings attended	Governance and Nominating	2 of 3 meetings attended
Arthur H. Willms	9 of 10 meetings attended	Audit Compensation	7 of 7 meetings attended 6 of 6 meetings attended
Gregory J. Peet	8 of 10 meetings attended	Compensation	6 of 6 meetings attended

(1)

The overall attendance was 91% at Board Meetings and 93% at Committee meetings.

Role of the Board of Directors

The Board of Directors has overall responsibility for conduct of the business and affairs of the Company and discharges this responsibility both directly and through delegating certain authority to committees of the Board and to senior management of the Company. The Board’s written mandate is set out in the Charter of Board Governance and Expectations attached as Schedule “A” to this information circular.

The direct responsibilities of the Board include:

a)

choosing the Company’s Chief Executive Officer, who is responsible for all of the Company’s day-to-day operations;

b)

reviewing and approving the Company’s corporate objectives, financial plans and budgets and strategic plan which takes into account an identification of business opportunities and business risk;

c)

monitoring and assessing the Corporation’s performance in meeting both short and long-term goals established by the Board;

d)

directly reviewing and approving major transactions proposed by management;

e)

reviewing reports and recommendations from committees of the Board with respect to matters such as succession planning, adequacy of the Company’s internal controls and preparation of financial statements and giving necessary directions to management; and

f)

reviewing the content of significant communications with shareholders and the investing public, including this information circular, annual reports, annual information forms and quarterly and annual financial statements.

To ensure directors exercise independent judgment in considering transactions and agreements in respect of which directors or management have a material interest, the directors or management, with the material interest, do not participate in the negotiations or approvals process.

In addition, each year the Board (with the assistance of the Governance and Nominating Committee) formally reviews its own performance, the performance of each committee of the Board, the performance of the Chair of the Board and the performance of the Chief Executive Officer. The performance of individual directors is reviewed annually by the Chair of the Board. Each director completes a questionnaire that provides both qualitative and quantitative feedback on the performance of the Board and each Committee. The responses are compiled by the Chair of the Board and provided to the Governance and Nominating Committee. This Committee reviews the responses and submits a report and action plan for board improvement to the Board of Directors. Where necessary the Chair of the Board will perform one on one interviews with directors whose performance is unsatisfactory.

In 2002, we adopted codes of ethics for our Chief Executive Officer, Chief Financial Officer, directors and officers.  During 2006 we also adopted a guide of standards and business conduct for our employees. The guide of standards and business conduct is available on SEDAR at www.sedar.com, a copy of which, upon request, will be promptly provided to any security holder of the Company free of charge. Each of the codes of ethics and the guide of standards and business conduct are also available on the Company’s website at www.angiotech.com. Management reports violations of the codes and any actions it has taken to the Board of Directors.

Orientation and Continuing Education of Board Members

When new directors are appointed to the Board of Directors, they are provided with a directors’ orientation package. This includes information on Board organization and membership, meeting schedules, Board and committee charters, Board evaluation and compensation, directors’ and officers’ insurance, responsibility of key management and functions, corporate structure, corporate policies, current annual and quarterly financial statements, recent public disclosure documents and the Company’s current strategic plan.

Each director assumes responsibility for keeping himself informed about the Company’s business and relevant developments outside the Company which affect its business. Management assists directors by providing them with regular updates on relevant developments and other information which management considers of interest to the Board. Continuing education on director governance and education is both encouraged and funded.

Committees of the Board of Directors

There are currently three committees of the Board of Directors; the Audit Committee, the Compensation Committee and the Governance and Nominating Committee. Current members of these committees are identified in the following table:

Committee	Committee Members
Audit Committee	Arthur Willms (Chair), David Howard and Hartley Richardson
Compensation Committee	David Howard (Chair), Arthur Willms, Gregory Peet and Edward Brown
Governance and Nominating Committee	Edward Brown (Chair), David Howard, and Glen Nelson

 Each committee operates in accordance with Board approved terms of reference. The Board may create a new committee or disband a current committee whenever it considers it advisable to do so, provided that the Company must always have an Audit Committee. From time to time, the Board will establish ad hoc committees to consider special or unusual matters.

Committee chairs, in consultation with members, determine the frequency of meetings for each committee provided that a committee must at all times comply with its terms of reference. The agenda for each meeting is established by the committee chair in consultation with appropriate members of management. Each committee reports to the full Board with respect to each of its meetings.

Committee members are appointed annually following the Company’s annual general meeting. The Governance and Nominating Committee provides recommendations to the Board in respect of all such appointments.

The following is a description of the composition and mandate for each of the Committees of the Board.

Audit Committee

The terms of reference for the Audit Committee require that it be comprised of at least three unrelated and independent directors. The current members of the Committee are Arthur Willms (Chair), David Howard and Hartley Richardson. All Committee members are required to be financially literate and at least one member is required to have accounting or related financial management expertise.

Our Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Mr. Arthur Willms has been determined by the board to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission and is independent, as that term is defined by the NASDAQ’s listing standards applicable to the registrant. The SEC has indicated that the designation of Mr. Willms as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors and risk assessment and management. The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under its charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it. The Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form.

The Company’s independent auditor is accountable to the Board of Directors and to the Audit Committee. The Board of Directors, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. The Audit Committee pre-approves all services provided by the Company’s independent auditor.

The Audit Committee reviewed with the independent auditor, who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with United States generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards.  In addition, the Audit Committee has discussed with the independent auditor the auditors’ independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor and considered the compatibility of non-audit services with the auditors’ independence.

The Audit Committee also discussed with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held seven meetings during the twelve month period ending December 31, 2006.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited consolidated financial statements be included in the Annual Report for the twelve month period ended December 31, 2006 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Additional information relating to the Audit Committee is contained under the heading “Corporate Governance – Audit Committee” and in Schedule “A” to the Company’s Annual Information Form for the year ended December 31, 2006.

Report Submitted by the Audit Committee

Arthur Willms, Chair	David Howard	Hartley Richardson

Governance and Nominating Committee

The terms of reference for the Governance and Nominating Committee require that it be comprised solely of unrelated and independent directors to the Company. The current members of the Committee are Edward Brown (Chair), David Howard, and Glen Nelson.

The mandate of the Governance and Nominating Committee is to enhance corporate performance by assessing and making recommendations regarding Board effectiveness and by establishing a process for identifying, recruiting, appointing and re-appointing directors and providing for the on-going development of current Board members..

The process by which the Governance and Nominating Committee recommends new candidates for board nomination is as follows:

1.

Annually, or as necessary, identify the characteristics and skills required by the Board to meet current and anticipated future requirements to meet the Board of Directors mandate.

2.

Maintain a current Directors skill matrix measured against needs of the Company.

3.

Identify, review the qualifications of, approve and recommend to the Board of Directors nominees for election to the Board of Directors at each annual general meeting.

4.

Recommend to the Board, directors for appointment to its committees and, as appropriate, recommend removal of directors from Board committees.

5.

Identify, review the qualifications of, approve and recommend to the Board of Directors nominees to fill vacancies on the Board of Directors between annual general meetings.

6.

Ensure that there is a process in place for the orientation and education of any new directors.

The Committee reviews and monitors our corporate governance policies and procedures and, where necessary, makes recommendations on improvements to senior management. A copy of the Company’s Governance and Nominating Committee Charter is available on the Company’s website at www.angiotech.com. The Governance and Nominating Committee held three meetings during the twelve month period ending December 31, 2006.

Compensation Committee

The Compensation Committee is comprised of four members - David Howard (Chair), Arthur Willms, Edward Brown and Gregory Peet.  All of the members of the Compensation Committee are independent of management (See “The Board of Directors” for a description of the relationship each member has to the Company).

The Compensation Committee reviews compensation structures, policies, practices, and overall composition of executive compensation including annual base salaries, benefit programs, annual incentives, and long-term incentives.  Additionally, it reviews the relationship of corporate performance to executive compensation, recommending salary adjustments, annual incentive awards, and administering stock option grants under the Company’s stock option plan.  The compensation of the Company’s executive officers is determined by the Compensation Committee based upon recommendations made by the Chief Executive Officer and the Vice President, Human Resources.  The Compensation Committee also seeks input and guidance on executive compensation matters from independent external advisors and consultants.  The Compensation Committee met six times formally and had several other discussions during the twelve month period ended December 31, 2006.

EXECUTIVE COMPENSATION

Summary Compensation Table for the Fiscal Year Ended December 31, 2006

The following table presented in accordance with applicable U.S. securities legislation (“the Rules”) sets forth all compensation for services in all capacities to the Company and its subsidiaries for the most recently completed financial year (to the extent required by the Rules) in respect of each of the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of the Company (determined based on total compensation) as at December 31, 2006 (collectively the “Named Executive Officers” or “NEOs”).

All amounts express in U.S. Dollars Name and Principal Position	Year	Salary ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-equity incentive plan compensation ($)(1) (3)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)(4) (5) (6) (7) (8)	Total ($)
William L. Hunter, MD President, Chief Executive Officer and Director	2006	$882,000	Nil	$1,248,692	$374,850	Nil	$91,693	$2,597,235
K. Thomas Bailey, MBA Chief Financial Officer	2006	$330,000	Nil	$364,346	$130,000	Nil	$44,759	$869,105
David M. Hall, BA, BComm Chief Compliance Officer	2006	$366,736	Nil	$380,892	$79,100	Nil	$24,248	$850,976
David McMasters, ESQ Senior Vice President, Legal & General Counsel	2006	$454,800	Nil	$393,460	$150,000	Nil	$66,240	$1,064,500
Gary Ingenito, MD, PhD Chief Clinical and Regulatory Affairs Officer	2006	$385,000	Nil	$266,685	$125,000	Nil	$110,219	$886,904

Notes:

(1)

Amounts paid to Dr. Hunter and Mr. Hall were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars using the average exchanges rate of 0.882 for the year ended December 31, 2006.

(2)

Represents the fair value of option awards as per amounts recorded in the 2006 annual financial statements under FAS 123R (with the exception of assumptions regarding forfeitures). There were no options granted to any of the NEOs in 2006. The fair value presented in the table above represents the carry-forward impact of options granted prior to 2006 but unvested as at January 1, 2006 (i.e. “modified prospective method”). Refer to note 16(c) of the Company’s consolidated audited financial statements for the year ended December 31, 2006 for assumptions used in determining fair value of option awards.

(3)

Non-equity incentive plan compensation for Dr. Ingenito includes $30,000 annual bonus accrued at December 31, 2006 but not paid until 2007.

(4)

Amounts included in all other compensation for Dr. Hunter include: $45,879 of costs related to reimbursement of family travel costs; $17,129 in auto lease payments paid by the Company on behalf of the NEO; $15,876 of RRSP contributions made by the Company on behalf of the NEO; and $12,809 of other miscellaneous perquisites.

(5)

Amounts included in all other compensation for Mr. Bailey include: $27,201 of rent paid by the Company on behalf of the NEO; $16,500 of 401(k) contributions made by the Company on behalf of the NEO; and $1,058 of other miscellaneous perquisites.

(6)

Amounts included in all other compensation for Mr. McMasters include: $31,355 of rent paid by the Company on behalf of the NEO; $22,740 of 401(k) contributions made by the Company on behalf of the NEO; and $12,145 of other miscellaneous perquisites.

(7)

Amounts included in all other compensation for Dr. Ingenito include: $84,810 of relocation costs paid by the Company on behalf of the NEO; $19,249 of 401(k) contributions made by the Company on behalf of the NEO; and $6,160 of other miscellaneous perquisites.

(8)

Amounts included in all other compensation for Mr. Hall include: $15,876 of RRSP contributions made by the Company on behalf of the NEO and $8,372 of other miscellaneous perquisites.

Long Term Incentive Plan (LTIP) Awards

Other than the options set out below, the Company does not have a LTIP of cash or non-cash compensation that is intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities).  No LTIP awards were paid or distributed to the NEOs during the twelve month period ended December 31, 2006.

Option/Stock Appreciation Rights (“SAR”) Grants During the Twelve Month Period Ended December 31, 2006

See disclosure regarding the Company’s stock option plans under “Executive Compensation - Report on Executive Compensation - Stock Option Program”. Option grants normally made to NEOs and other eligible employees at the end of each fiscal year were delayed to February of 2007 pending completion of Compensation Committee’s review of the Company’s long term incentive program. It is anticipated that in 2007 the timing of granting of options will be back in line with the timing of grants in prior years (December of each year).

Grant of Plan-Based Awards

As per above, there were no options granted to any of the NEOs in 2006.

Outstanding Equity Awards at Fiscal Year-End

The table below shows unexercised option awards held NEOs outstanding as of December 31, 2006. All exercise prices are denoted in CDN dollars unless otherwise specified.

Name	Option Awards
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option Expiration date
William L. Hunter	100,000 300,000 300,000 600,000 400,000 400,000 150,000 37,500	- - - - - - 50,000(1) 112,500(2)	- - - - - - - -	$3.025 $4.238 $15.625 $14.838 $21.388 $13.468 $31.850 $17.410	3/15/2009 12/16/2010 9/11/2010 11/30/2010 12/6/2011 12/17/2009 1/21/2009 12/1/2010
K. Thomas Bailey	56,250 9,375 28,750 12,500	18,750(2) 5,625(3) 31,250(4) 37,500(2)	- - - -	$31.850 $27.750 US$18.000 $17.410	1/21/2009 6/9/2009 1/26/2010 12/1/2010
David M. Hall	60,000 40,000 92,000 100,000 120,000 120,000 120,000 45,000 12,500	- - - - - - - 15,000(1) 37,500(2)	- - - - - - - - -	$2.500 $2.500 $3.025 $4.238 $14.838 $21.388 $13.468 $31.850 $17.410	12/10/2007 2/5/2008 3/15/2009 12/16/2009 11/30/2010 12/6/2011 12/17/2012 1/21/2009 12/1/2010
David McMasters	700,000 120,000 50,000 45,000 15,000	- - - 15,000(1) 45,000(2)	- - - - -	$17.500 $21.388 $13.468 $31.850 $17.410	10/18/2010 12/6/2011 12/17/2012 1/21/2009 12/1/2010
Gary Ingenito	45,833 25,000	54,167(5) 75,000(2)	- -	US$17.20 $17.410	1/31/2010 12/1/2010

Notes:

(1) Vests monthly to December 2007

(2) Vests monthly to December 2009

(3) Vests monthly to June 2008

(4) Vests monthly to January 2009

(5) Vests monthly to February 2009

Option Exercises and Stock Vested in 2006

The following table summarizes options exercised by NEOs during the last completed fiscal year.

All amounts are expressed in U.S. Dollars Name	Option Awards
	Number of shares acquired on exercise (#)	Value realized on exercise ($)
David M. Hall	76,000	$1,033,097

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Agreements

The Chief Executive Officer and all of the other NEOs, except Mr. Bailey, are employed under employment agreements of indefinite terms, which have been developed with outside counsel under authority of the Compensation Committee of the Board of Directors .  An employment contract for Mr. Bailey is currently under negotiation.

Dr Hunter

Termination Without Cause or Termination by Dr. Hunter for Good Reason:

•

If Dr. Hunter’s employment is terminated without cause or Dr. Hunter terminates his employment for good reason, and Dr. Hunter does not enter into a Consulting Agreement (described below), Dr. Hunter will receive a lump sum severance payment equivalent to 12 months’ salary, plus an amount equal to the average annual bonus payments received in the previous three years; and monthly payments equivalent to one-half of monthly salary for 24 months, plus an additional amount equivalent to the average annual bonus payments received in the previous three years paid in 24 equal monthly instalments.  Health and certain other benefits will also be continued for 24 months, or Dr. Hunter will receive an amount equal to the cost to the Company of providing those benefits.  The estimated total of the foregoing payments is approximately $2.9 million. The Company’s obligation to provide the foregoing payments and benefits is conditional on Dr. Hunter’s compliance with a Confidentiality, Inventions and Non Competition Agreement, which, among other things, restricts competitive activity for one year following termination date.

•

Outstanding vested stock options as of the termination date may be exercised within 30 days of the termination date, and, if not, will be cancelled.

Termination after Change of Control:

•

If Dr. Hunter is terminated for any reason or resigns for good reason within 12 months after a change of control, Dr. Hunter will receive a lump sum payment equivalent to three years’ salary, plus an amount equal to three times the average annual bonus payments received in the previous three years.  Health and certain other benefits will also be continued for 36 months. The estimated total of the foregoing payments is approximately $4.4 million.

•

After a change of control, Dr. Hunter will also become fully vested under any employee option plans and executive compensation programs.

Consulting Agreement:

•

If Dr. Hunter retires or resigns from his position as President and Chief Executive Officer, resigns for good reason, or is terminated without cause, the Company will offer Dr. Hunter a Consulting Agreement to provide services to the Company as a management consultant on a part-time basis for 24 months.

•

If Dr. Hunter enters into a Consulting Agreement, he will receive a lump sum payment equivalent to 12 months’ salary, plus an amount equal to the average annual bonus payments received in the previous three years; and monthly payments equivalent to one-half of monthly salary for 24 months, plus an additional amount equivalent to the average annual bonus payments received in the previous three years paid in 24 equal monthly instalments.  Health and certain other benefits will also be continued for 24 months, unless ongoing coverage is not permitted under any applicable group insurance plan, in which case the Company will provide, or reimburse Dr. Hunter for the cost of maintaining, comparable individual coverage.  Outstanding but unvested stock options will also be deemed to be vested immediately to the extent those options would have vested within 24 months if Dr. Hunter had continued to be employed by the Company.

•

The Company’s obligations under the Consulting Agreement are conditional on Dr. Hunter’s compliance with a Confidentiality, Inventions and Non Competition Agreement, which, among other things, restricts his competitive activity with the Company for one year following termination of employment.

•

If Dr. Hunter enters into a Consulting Agreement following his retirement or resignation, except resignation for good reason. Dr. Hunter is also restricted from entering into other gainful employment for two years.

Mr. Bailey

Mr. Bailey is not employed under an employment agreement.

Mr. Hall

Mr. Hall’s employment agreement in effect was signed on October 31, 1994. In the event of termination without cause, Mr. Hall’s agreement provided for eights weeks notice or pay in lieu of notice, the total for which is estimated to be approximately $56,000. Mr. Hall’s agreement restricts him from engaging in competitive activity with the Company for a period of two years following termination of employment.

Mr. McMasters

Termination Without Cause or Termination by Mr. McMasters with Good Reason

•

Under this scenario Mr. McMasters would continue to receive his base salary for twelve months paid according to the normal payroll schedule, continue to be eligible for annual bonus over the twelve month period as if his active employment had continued, continuation of benefits for a period of twelve months and continued vesting of stock options for a period of twelve months. The estimated total of the foregoing payments is approximately $724,000. The Company’s obligation to make severance payments, bonus payments, continued benefits and continued vesting of stock options is expressly conditioned upon Mr. McMasters’ ongoing compliance during such twelve month period with the provisions of his Confidentiality, Invention and Non-Competition Agreement.

Termination After Change of Control

•

If Mr. McMasters is terminated for any reason or resigns for good reason within 12 months following a change of control, Mr. McMasters will be entitled to the following rights and payments:

o

A lump sum payment equal to one year’s base salary plus an amount equal to one year’s bonus. All health and insurance benefits will be continued for a period of twelve months.

o

Mr. McMasters will become fully vested under all option plans and all executive compensation programs.

o

Mr. McMasters will receive a gross-up of excise tax imposed upon payments received and any excise tax imposed upon the gross-up payment.

o

The estimated total of the foregoing payments is approximately $680,000.

Dr. Ingenito

Termination Without Cause or Resignation by Dr. Ingenito with Good Reason

•

Dr. Ingenito’s agreement provides for a lump sum amount equalling twelve months base salary plus an additional month of base salary for each full year worked after the first year to a maximum of 24 months and the amount payable to Dr. Ingenito pursuant to the Company’s bonus plan in effect at such time. The estimated total of the foregoing payments is approximately $539,000. Stock options are governed in all respects by the option plan under which such options were granted. Dr. Ingenito is restricted from competitive activities for the same number of months used to calculate the severance payment.

Under the supervision of the Compensation Committee, the Company is currently developing new Canadian and U.S. executive employment agreement templates for NEOs and certain other senior executives. The new agreements will be implemented during 2007.

COMPENSATION DISCUSSION & ANALYSIS

Executive Compensation Components and Objectives

The Compensation Committee is charged, on behalf of the Board, to develop, review and approve compensation policies and practises applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual bonuses, equity compensation and other benefits are based. As part of its mandate, the Committee reviews and approves the Company’s corporate objectives and objectives relevant to the compensation of the Company’s CEO and other executive officers. On an annual basis, the Committee evaluates the performance of the CEO and reviews the performance of other executive officers in light of their contribution towards the achievement of the approved corporate objectives. Awards for the CEO are determined by the Committee. The Committee seeks the advice and recommendations of the CEO and VP, Human Resources and also retains independent compensation consultants to provide advice and data related to appropriate industry benchmarks and compensation trends. The Committee approves the amount and form of all executive officer compensation awards.

The Company’s objectives for its executive compensation policies, programs, and practices are to:

1.

Attract and retain experienced and talented executive officers through market competitive annual salaries and benefits programs;

2.

Inspire excellence in the performance of executive officers through annual and long-term incentives programs; and

3.

Align shareholder and executive officer interests through stock option grants.

The Company’s executive compensation program consists of five primary components:

1.

Annual base salary;

2.

Annual bonus program;

3.

Long-term incentive program consisting of stock option grants;

4.

Retirement savings plan; and

5.

Benefits programs including health coverage, insurance plans and other perquisites

In 2005, the Compensation Committee retained Towers Perrin to provide data on executive compensation components (base salaries, bonuses, equity-based incentives, and perquisites) and their market rates for roles similar to those of our executive team, including the NEOs  In 2005, Towers Perrin developed a market comparator group of companies, with input from the Compensation Committee and management of the Company, to reflect the market in which the Company competes for executive talent.  The market comparator group consisted of a “biotech” sample of sixteen companies of comparable revenue, assets and market capitalization and a “pharmaceutical” sample of companies with revenues of less than five billion dollars drawn from the Tower Perrin 2005 Pharmaceutical survey.  Companies that met this criteria (revenues less than $5 billion) and participated in the Towers Perrin 2005 Pharmaceutical survey were the following: Alcon Laboratories, Allergan, Altana Pharma, Applera, Aventis Pasteur, BD, Boehringer Ingelheim, Bracco Diagnostics, Cephalon, Chiron, Covance, EMD Pharmaceuticals, Forest Laboratories, Genentech, Genzyme, Gilead Sciences, Hoffman-La Roche, King Pharmaceuticals, MedImmune, Millennium Pharmaceuticals, Novo Nordisk Pharmaceuticals, Par Pharmaceutical, Purdue Pharma, Quintiles, Roche Palo Alto, Sankyo Pharmaceuticals, Solvay Pharmaceuticals, Takeda Pharmaceuticals, Warner Chilcott and Watson Pharmaceuticals. The biotech sample included the following companies: Andrx, ArthroCare, Celgene, Cephalon, Edwards Lifesciences, Gilead Sciences, ICOS, Ivax, Kyphon, Medicines Company, MedImmune, Millennium Pharmaceuticals, Neurocrine Biosciences, OSI Pharmaceuticals, Protein Design Labs, and Sepracor.  A proxy analysis of this comparator group was conducted by Towers Perrin, supplemented with data from Towers Perrin’s proprietary market surveys and databases, to provide the Compensation Committee with executive compensation market data. Towers Perrin does not provide any other consulting services to the Company.

The 2005 Towers Perrin analysis of the Company’s executive compensation levels revealed that in general our executive total cash packages (base salaries and bonus) are average when compared to the biotech sample and below the 25th percentile when compared to the pharmaceutical sample.  This same analysis also revealed that our executive total direct compensation packages (base salaries, bonus and long-term incentive) were well below the 25th percentile of both the biotech and pharmaceutical samples.

In connection with the review of executive compensation in 2005, developing a suitable comparator group was difficult as the majority of the Company’s peers were larger, US-based organizations. Therefore, in making compensation decisions, the Company took into account the relative size differential between itself and the comparator companies and targeted compensation between the 25th and 50th percentiles of the market comparator group data-set.

The Company’s general practice in determining compensation levels for our executive team, including the NEOs, was to target base salaries between the 25th and 50th percentile of the market data gathered by Towers Perrin.  However, annual bonus targets for these same individuals, were generally targeted at the 50th percentile of these same market data, reflecting the Company’s emphasis on performance-based compensation.  However, the Company did not have specific objectives regarding the mix of base salary and bonus for the executive team.  This blend of compensation levels provided the Company with an attractive cash compensation program for the markets in which we competed for executive talent.

The Compensation Committee completed its annual review of compensation for the NEOs in December 2006.  Base salary increases ranging between 0% and 6% were awarded to the NEOs effective January 1, 2007. In addition, bonuses totalling US$858,950 in the aggregate were granted to the NEOs.  The NEOs did not receive any stock option grants throughout the twelve month period ended December 31, 2006 due to the Compensation Committee’s desire to complete its review of the Company’s long term incentive programs. However, on February 5, 2007, 875,000 stock options were issued with-respect-to the 2006 year at exercise prices of  CDN$8.90 or US$7.65, which amounts represent the February 2, 2007 closing price of the Company’s shares on the TSX or NASDAQ respectively, pursuant to the Company’s 2006 Stock Incentive Plan.

Since the compensation review conducted in 2005, the Company’s profile has evolved significantly and as such our need to recruit, motivate and retain top global talent has increased. Accordingly, the review conducted by the Compensation Committee for 2007 will utilize a more direct peer group of biotech and medical device companies for compensation comparisons and will apply benchmarks at levels reflective of the complexity of our business, our current stage of development and the calibre of talent needed to execute our strategy.

Base Salary

The market data gathered from external surveys, including the data supplied by Towers Perrin outlined above, is used to benchmark the base salary of each NEO.   The base salary is benchmarked against the 25th and 50th percentile.  Individual salaries are set within the benchmark based on each employee’s experience, capability, and demonstrated performance.

Annual Bonus

Annual bonus awards provide incentives for individual performance that lead to the achievement of annual corporate and individual objectives. Bonus targets were established for each executive at approximately the 50th percentile of the comparator group data supplied by Towers Perrin. Each executive officer’s actual 2006 bonus was awarded based on both the individual executive’s performance and the performance of the Company as a whole.

At the beginning of the year, key corporate objectives are set by the Board to represent a broad range of goals. Goals are set with targets that represent significant “stretch” goals for the organization. Upon the close of the acquisition of American Medical Instruments Holdings, Inc. (“AMI”) in March 2006, these goals were updated to reflect the new, significantly larger organization. For 2006, our key corporate goals and relative achievements of those goals were:

•

Financial – Achieved reduced dependence on Drug-Eluting Stent revenue as a result of the Company’s acquisition of AMI in 2006. Certain internal financial targets of the combined entity were not fully achieved.

•

Operational – Achieved development and implementation of a new product development process providing a foundation for coordination across functions, communication across the organization and governance of projects.

•

Product Development – Key product development projects, such as Vascular Wrap, Drug-Eluting Stent, CVC, and AMI “Synergy Projects” were advanced.

•

Commercial – Exceeded business development objectives. Closed on the acquisition of AMI, established new major partnerships (ex. Genzyme, Athersys) for future product pipeline, and acquired new products (ex. Quill) to be sold through our new sales force.

At the end of the year, performance relative to all of the corporate objectives is measured to determine a “corporate result”.  If all corporate goals are achieved, the corporate result is 100%. The corporate result could be higher or lower depending on the extent to which the corporate objectives were achieved. The corporate goals were not explicitly weighted and so the Board gives consideration to how challenging each goal was and considers other environmental and organizational factors that may have impacted achievement of the goals in arriving at their final assessment of the corporate result.

At the beginning of the year, the CEO and each executive officer establish individual goals. These goals are reviewed by the Board. At the end of the year, the CEO assesses the achievement of each executive officers against the achievement of their individual goals, demonstrated leadership competencies and overall contribution to the Company’s results for the year and determines an individual bonus award. If the performance of the executive officer is assessed to be at the expected level,  the entire target bonus is awarded; for performance assessed to be above or below expected levels, the bonus awarded is accordingly above or below the target bonus, respectively.  For 2006, individual bonus awards (pre-corporate results) for executive officers ranged from 55% to 150% of their individual bonus targets.

Individual bonus awards are then subject to adjustment based on overall Company performance. The resulting annual bonus is calculated by multiplying the individual bonus award by the corporate result.  Bonuses were paid on December 31, 2006.

Annual bonuses for 2007 performance, if earned, will be paid in 2008 following the release of  the Company’s year-end results.

Stock Option Program

Grants made under the Company’s stock option program aid in closely aligning the interests of our executives with the interests of our Shareholders. The CEO, the other NEOs and other executives are eligible to receive stock option grants based on their most recent individual performance assessment their responsibilities and their expected future contribution to the Company’s success.

The Company does not have a defined benefit pension plan or supplemental executive retirement plan.  Therefore, the stock option program currently provides the sole means of retention and long-term financial incentive. The level of option grants made in February 2007 were in amounts consistent with our comparator group and referenced against long-term incentive expected value market data provided by Towers Perrin.  In determining individual stock option grants made in February 2007, consideration was also given to the number of previous grants made to each executive as well as the total number of shares held under option by each executive.

Retirement Savings Plans

In January 2005, the Company implemented a retirement savings plan for its NEOs in Canada and the United States.  In Canada, NEOs receive a Company contribution to an individual Group RRSP in an amount equal to 5% of their base salary, to the maximums allowable.  In the United States, NEOs receive a contribution of 5% of base salary by the Company to an individual 401(k) plan, to the maximums allowable.

Benefits Programs

The Company provides benefits to all employees including the Chief Executive Offer and the other NEOs. Benefits provided at the company’s expense (with the exception of provincial healthcare and long-term disability, which are provided as taxable benefits to employees) include:

•

Medical and extended health care insurance;

•

Dental insurance;

•

Vision care insurance;

•

Employee and dependent life insurance;

•

AD&D insurance; and

•

Short and long-term disability insurance.

In March 2006, the Board approved an executive perquisite program. The program allows certain senior level executives to be reimbursed up to a maximum of $15,000 per year for expenses associated with a car lease, financial planning, tax advice and preparation, and membership at a healthcare centre.

The Company does not have a defined benefit pension plan for any of its employees, including NEOs.

Chief Executive Officer Compensation

Dr. William Hunter was the Company’s President and Chief Executive Officer during 2006. His compensation typically consists of an annual base salary, annual bonus, benefits and perquisites, and stock options which were determined in the manner described above for all executives, including the other NEOs. Dr. Hunter’s performance is reviewed each year by the Chair of the Compensation Committee in a manner consistent with the reviews of the other NEOs, but weighted more heavily towards overall Company performance than the other NEOs. The Chair of the Compensation Committee prepares salary adjustment and bonus recommendations for Dr. Hunter, using the same guidelines as those established for the other Named Executive Officers.

For 2006, Dr. Hunter was paid an annual base salary of $882,000 and received a bonus in December 2006 of $374,850.  His total cash compensation for 2006 fell between the 25th and 50th percentile of the market data provided to the Compensation Committee by Towers Perrin.  Dr. Hunter received options to purchase shares under the Company’s stock option plan in 2007 (but received no option grant in 2006) in an amount consistent with our comparator group and referenced against long-term incentive expected value market data provided by Towers Perrin. The Company contributed $15,876 to Dr. Hunter’s individual RRSP on the same basis as other NEOs as described above.  In addition to the benefits provided to all employees, Dr. Hunter is contractually eligible to receive additional benefits that include: car lease reimbursement, annual tax planning and tax preparation, family travel, supplementary life insurance, and private health exams/care.

The Compensation Committee approved a 4% increase in base salary which took effect on January 1, 2007. However, on March 1, 2007, Dr. Hunter voluntarily reduced his base salary by CDN$250,000 to US$703,653 (CDN$790,000).

Directors and Officers’ Insurance

The Company maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of US$40 million.  The policy governing such insurance is subject to standard exclusions and limitations.  During the twelve month period ended December 31, 2006, the amount of premiums expensed in respect of such insurance was US$1.2 million.

Key Management Insurance

The Company is the beneficiary under key management insurance policies of CDN$0.5 million on the life of Dr. Hunter. The Company pays the current annual premium for this policy of CDN$533.

Comparative Shareholder Return Performance Graph

The following graph compares cumulative total Shareholder return on $100 invested in Common shares of the Company on September 30, 2001 with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”), assuming the re-investment of dividends.  The Common shares began trading on the TSX on December 18, 1997. The Company changed its financial year end to December 31 effective December 31, 2003.

The following numerical values were used to generate the Share Price Performance Graph.

	Sept. 30/01	Sept. 30/02	Dec. 31/03	Dec. 31/04	Dec. 31/05	Dec. 31/06
Company’s Total Return	100	93	175	131	90	56
S&P/TSX	100	90	120	135	165	189

Compensation of Directors

Amounts paid to directors during the year ended December 31, 2006 are presented in the table below.

Name	Fees earned or paid in cash ($)(1) (2)	Stock awards ($)	Option awards ($)(3)	Non equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
David T. Howard	$262,836	-	$53,950	-	-	-	$316,786
Hartley T. Richardson	$52,920	-	$53,950	-	-	-	$106,870
Edward M. Brown	$89,082	-	$62,951	-	-	-	$152,033
Glen D. Nelson	$74,088	-	$62,951	-	-	-	$137,039
Arthur H. Willms	$71,442	-	$62,951	-	-	-	$134,393
Gregory J. Peet	$54,684	-	$39,928	-	-	-	$94,612

(1)Includes fees of $44,100 for Mr. Howard for services as Chair of AMI during 2006.

(2)Includes special committee fees of $119,070, $26,460 and $26,460 for each of Mr. Howard, Mr. Brown and Mr. Nelson respectively, relating to the acquisition and integration of AMI.

(3)Represents the fair value of option awards as per amounts recorded in the 2006 annual financial statements under FAS 123R (with the exception of assumptions regarding forfeitures). The fair value presented in the table above includes the carry-forward impact of options granted prior to 2006 but unvested as at January 1, 2006 (i.e. “modified prospective method”). Refer to note 16(c) of the Company’s consolidated audited financial statements for the year ended December 31, 2006 for assumptions used in determining fair value of option awards.

For the twelve month period ended December 31, 2006, each director who was not an employee (“a non-employee director”) was paid in quarterly instalments as follows:

Chair of the Board retainer	CDN$50,000 per annum
Board member retainer	CDN$30,000 per annum
Committee Chair retainer	CDN$5,000 per annum
Board and Committee attendance fee	CDN$2,000 per meeting

Upon initially being elected or appointed to the Board of Directors, each non-employee director will automatically be granted an option to purchase 10,000 Common shares of the Company.  On a semi-annual basis thereafter, occurring at the time of the annual general meeting of the Company and December 1 of each year, if he or she continues to be a non-employee director of the Company, he or she will automatically be granted on each occurrence a further option to purchase 5,000 shares.  All options granted are exercisable for a period of five years from the grant date, are granted at market price and vest over a period of 24 months.

For the twelve month period ended December 31, 2006, the non-executive directors of the Company were paid $605,052 (CDN$686,000) in the aggregate for their service on the Board of Directors.  Non-executive directors of the Company were issued 60,000 stock options in the aggregate during the twelve month period ended December 31, 2006.

The compensation of non-executive directors is reviewed annually. The Governance and Nominating Committee provides recommendations to the Compensation Committee on the structure of directors’ compensation. The Compensation Committee retained Towers Perrin to provide data on the amount of directors’ compensation and the market rates for 30 comparable companies with a similar size capitalization, in the US and Canadian biotechnology industries  Based on this information the Compensation Committee provides a report to the Board of Directors recommending any changes to compensation.

Report Submitted by the Compensation Committee

David Howard, Chair	Edward Brown	Gregory Peet	Arthur Willms

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets out information relating to the Company’s equity compensation plans in place at December 31, 2006.  The only equity compensation plans the Company has is the 2006 Stock Option Plan (defined below), pursuant to which the Company grants options in Canadian or U.S. dollars and the AMI Stock Option Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders:
2006 Stock Option Plan – CDN$ grants	7,307,576	CDN$16.98	6,086,147(1)
2006 Stock Option Plan – U.S.$ grants	211,968	$17.18	Nil

Equity compensation plans not approved by securityholders:
AMI Stock Option Plan(2)	874,468	US$15.44	Nil

Total	8,394,012		6,086,147

(1) Available for future issuance under  the 2006  Stock Option Plan in either Canadian or U.S. dollars.

(2) Represents the number of Common Shares issuable upon the exercise of AMI options.

Angiotech Stock Option Plans

As of April 20, 2007, the Company has outstanding stock options to purchase 8,809,089 Common shares, representing 10.4% of the issued and outstanding Common Shares.  These options are all non-transferable and have been granted to employees, officers and directors of the Company, and persons providing ongoing management and consulting services to the Company.  The options have been granted pursuant to: (a) the Company’s current stock option plan (the “2006 Stock Incentive Plan”) adopted by Shareholders at the June 8, 2006 special meeting, which incorporated all options granted under the Company’s 2004 stock option plan (the “2004 Stock Option Plan”); (b) the Company’s 2004 Stock Option Plan adopted by Shareholders at the January 20, 2004 special meeting, which incorporated all shares granted under the Company’s previous stock option plan (the “Previous Stock Option Plan”) established December 8, 1997, as amended by the Shareholders on March 16, 1999, March 20, 2000 and March 6, 2001, (c) the Company’s original stock option plan (the “Original Stock Option Plan”) established July 2, 1996 and superceded by the Previous Stock Option Plan (Nil Common shares) and (d) directors’ resolutions dated February 1, 1996 (114,000 Common shares).

The 2006 Stock Incentive Plan, which superseded the 2004 Stock Option Plan and incorporated all the options granted under the 2004 Stock Option Plan, was established at a special meeting held on June 8, 2006 and complies with the requirements of the TSX. The 2006 Stock Incentive Plan provides for the issuance of non-transferable options and Tandem SARs to purchase up to 13,937,756 Common shares, representing 16.4% of the issued and outstanding Common shares, to employees, officers and directors of the Company, and persons providing ongoing management or consulting services to the Company, with any one person permitted, subject to the approval of the Board of Directors, to receive options to acquire up to 5% of the issued and outstanding Common shares. The exercise price of Common shares under each option and Tandem SAR is fixed by the Board of Directors and may be set in either Canadian dollars or United States dollars. Where the grant is in Canadian dollars, the exercise price may not be less than the closing price of the Common shares on the TSX for the last day Common shares were traded prior to the effective date of the option/Tandem SAR. Where the grant is in United States dollars, the exercise price may not be less than the closing price of the Common shares on the NASDAQ for the last day Common shares were traded prior to the effective date of the option/Tandem SAR. The effective date shall not be a date prior to the date the Board of Directors determines a grant will be made, and unless otherwise specified by the Board of Directors, the effective date shall be the date the Board of Directors determines an option/Tandem SAR grant shall be made.  Each option and Tandem SAR will expire on the earlier of: (i) the expiration date as determined by the Board of Directors, which date shall not be more than five years from the date it is granted; (ii) 365 days after the participant dies, retires in accordance with the Company’s retirement policy or is permanently disabled; (iii) 30 days after the participant ceases to be a person qualified to receive an option, if as a result of early retirement or voluntary resignation; (iv) 30 days after the participant being terminated, or receiving notice of termination, other than for cause, subject to an allowance for any Blackout Period that may occur in that 30 day period; and (v) immediately upon the participant being terminated, or receiving notice of termination, for cause. A Blackout Period is a period of time where no employee, officer or director may trade because they are deemed to be in possession of confidential information. The expiry date of an option may be extended to allow the Company the ability to align the exercise of options with the time periods of negotiated early retirement and severance contracts when it is in the best interests of the Company to do so. In no situation would the extension of the expiry date be later than the original five year term of the option.

The participant shall have the right to elect to exercise either an option or a Tandem SAR. If the participant elects to exercise a Tandem SAR, the related option shall be cancelled and the participant shall be entitled to a share or portion thereof with an aggregate value equal to the product of (a) the excess of the market price of a share on the date of exercise over the exercise price of the share, multiplied by (b) the number of Tandem SARs exercised. All Tandem SARs shall be settled in shares, and such settlement shall be made by delivery of the aggregate number of shares having a market price on the date of exercise equal to the amount so settled.

The options granted under the 2006 Stock Incentive Plan may vest over time as determined by the Board of Directors.  If a change of control of the Company occurs, the vesting provisions may, in certain circumstances, be deemed to have been satisfied and the options deemed to have been vested.  The number of options granted may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to the approval of the TSX.

The Board of Directors is entitled to suspend, terminate or discontinue the 2006 Stock Incentive Plan or amend or revise the terms of the 2006 Stock Option Plan, subject to the approval, in certain circumstances, of the TSX and the Shareholders of the Company.

Finally, the 2006 Stock Incentive Plan provides for automatic grants of options to the Company’s independent directors upon their first election to the Board of Directors, and then semi-annually thereafter at the time of the annual general meeting and December 1.

During the twelve month period ended December 31, 2006, stock options to acquire 254,650 of the Company’s Common shares were awarded to 75 employees, officers and directors of the Company.

American Medical Instruments Stock Option Plan

On March 23, 2006, the Company acquired all of the issued and outstanding share capital of American Medical Instruments Holding Inc. (“AMI”).  On March 9, 2006, AMI granted 304 stock options under AMI’s 2003 Stock Option Plan subject to closing the acquisition of AMI by the Company.  Each AMI stock option is exercisable for approximately 3,852 Angiotech Common shares upon exercise. All outstanding options and warrants granted prior to the March 9, 2006 grant were settled and cancelled upon acquisition. No further options to acquire Common shares of the Company can be issued pursuant to the AMI Stock Option Plan. Approximately 1,171,092 of the Company’s Common shares were reserved in March 2006 to accommodate future exercises of the AMI options. The closing of the acquisition of AMI and the conversion ratio is subject to post closing adjustments and as a result the number of Common shares reserved for issuance is an estimate and subject to change.

The AMI options are all non-transferable and were granted to employees, officers and directors of AMI and persons providing ongoing management and consulting services to AMI. Prior to the second anniversary date of the grant date, no portion of the AMI stock options will vest and are forfeitable in their entirety prior to this date. The options are subject to graded vesting over a four year period after the second anniversary date of the grant date. Each option will expire on the earlier of (i) ten (10) years from the date it is granted; (ii) twelve (12) months after the participant dies; (iii) six (6) months after the participant is disabled; (iv) ninety (90) days after the participant retires or the participant’s employment is terminated, other than for cause; and (v) immediately upon the participant being terminated for cause. AMI options to purchase approximately 770,456 of the Company’s common shares were outstanding as of April 20, 2007.

Shareholder Rights Plan

On March 5, 2002, and again on June 9, 2005, the Shareholders agreed to re-adopt the Shareholder Rights Plan (“the Plan”) previously adopted by the Company on March 16, 1999 (subject to amending all references of February 10, 1999 to March 5, 2002, and then to June 9, 2005), on the terms of the Rights Agreement dated as of February 10, 1999 between the Company and a trust company designated as Rights Agent.

A holder of the right is entitled to acquire, under certain conditions, Common shares of the Company at a 50% discount to the market upon a person or group of persons (the “Acquirors”) acquiring 20% or more of the Common shares of the Company.  All Shareholders, other than the Acquirors, hold such right. The rights are not exercisable in the event of a Permitted Bid as defined in the Plan. The Plan has a term of 9 years, subject to reconfirmation by the shareholders at the annual general meeting in 2008.

The Rights Plan is designed to encourage the fair treatment of Shareholders in connection with any take-over offer for the Company.  The Rights Plan will provide the Board of Directors and the Shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board of Directors to pursue, if appropriate, other alternatives to maximize Shareholder value and to allow additional time for competing bids to emerge.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any director, executive officer, proposed nominee for election as a director, or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries, either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year or within 30 days before April 20, 2007.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Company or any of its subsidiaries.

APPOINTMENT OF INDEPENDENT AUDITOR

The firm of PricewaterhouseCoopers LLP served as independent auditor for the Company for the twelve month period ended December 31, 2006. PricewaterhouseCoopers LLP were first appointed as independent auditor of the Company on June 8, 2006.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, of 250 Howe Street, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Board of Directors.

The Company has been advised that a representative of PricewaterhouseCoopers LLP will attend the Meeting and will have the opportunity to make a statement and respond to appropriate questions from Shareholders.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who held a position of director or executive officer of the Company since the commencement of the last financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of Common shares or otherwise, in matters to be acted upon at the Meeting.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice for the Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common shares represented thereby in accordance with their best judgment on such matter.

DATED this 4th day of May, 2007.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the Company’s website at www.angiotech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.  Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.  Copies of these documents will be provided, upon request, by Investor Relations, free of charge to Shareholders of the Company.

BY ORDER OF THE BOARD

/s/ David M. Hall

David M. Hall

Chief Compliance Officer and Corporate Secretary

SCHEDULE “A”

Charter of Board Governance and Expectations

ANGIOTECH PHARMACEUTICALS, INC.

Our Charter of Board Governance & Expectations outlines responsibilities of the Company's Board of Directors, and identifies the personal and professional conduct expected of the directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the Board of Directors to oversee the direction and management of the Company in accordance with applicable law, the Company's Bylaws and applicable rules and regulations of the Toronto Stock Exchange and the NASDAQ Stock Market, while adhering to high ethical standards. Specific tasks and actions of the Board in fulfilling these general responsibilities are as follows:

Strategic Planning & Budgets

1.

Meet at least annually in an all-day strategy session to review the Company's strategic business plan proposed by management, including a statement of our vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.

2.

Review the Company's corporate objectives, financial plans and budgets proposed by management and adopt the same with such changes as the Board deems appropriate.

3.

In connection with such reviews, the Board shall seek to provide a balance of long-term versus short-term orientation towards the Company's vision, mission and values.

Measurement Against Plan

1.

Review corporate performance against strategic plans, corporate objectives, financial plans and budgets.

Risk Management

1.

Instruct management to regularly advise the Board on the business risks of the Company. Review and discuss with management such risks and the systems designed to monitor and manage such risks.

Communication Oversight

1.

Review annually the Company's Corporate Disclosure Policy and evaluate Company compliance with the policy.

Executive Personnel

1.

Approve the hiring of senior officers.

2.

Establish, and review annually, job descriptions for executive officers.

3.

Evaluate senior officers' performance. Replace where necessary, and evaluate management succession plans.

A - i

4.

Confirm with management that all executive officers have current employment, non-competition and confidentiality agreements.

5.

Review major Company organizational and staffing issues.

Systems Integrity

1.

Confirm with the Audit Committee that it has reviewed and discussed the adequacy of the Company's internal controls and management information systems.

2.

Review and adopt and confirm distribution to appropriate personnel of a Code of Ethics for Directors and Executives and other governing policies. Review and evaluate whether the Company, and its executives conduct themselves in an ethical manner and in compliance with laws, regulations, audit and accounting principles and the Company's own governing policies.

3.

Ensure that the Board of Directors has free and full access to management regarding all matters of compliance and performance.

Material Transactions

1.

Review and approve any material transactions outside of the corporate budget, including but not limited to long term contracts, licenses or obligations which will outlive an individual's relationship with the Company.

BOARD STRUCTURE & FUNCTION

Composition of the Board of Directors

1.

Ensure that the majority of Directors are "independent", as defined by the highest test set by the Company's governing regulatory bodies.

Annual Disclosure of Directors

1.

Publicly disclose conclusions as to the independence of the directors as defined by the rules of the SEC and the NASDAQ Stock Market.

Assessing Directors

1.

Review and discuss promptly any issues regarding Board membership of any director whose employment or professional status has materially changed.

2.

Review and discuss any issues regarding Board membership of any director who is also a standing director and/or officer of any other public company.

Position of Chair of the Board

1.

Appoint as Chair of the Board an independent director.

A - ii

Board Evaluation

1.

At least annually evaluate the Boards' own performance in fulfilling its obligations outlined in this charter and any other duties charged to the Board.

2.

Annually review the size of the Board, and any impact of that size on the effectiveness of the Board and whether it is appropriate to reduce or increase the size of the Board.

Compensation of Directors

1.

Annually review the compensation paid to Directors.

Board Committees

1.

Consider that Board committees should generally consist of outside directors.

2.

Ensure that the majority of directors on all committees be independent and unrelated directors.

3.

Annually review the charter for each committee and consider any changes recommended by such committee or the full Board.

Governance and Nominating Committee

1.

Appoint a Governance and Nominating Committee to annually nominate board members for election by stockholders and recommend new board members to fill any vacancy.

2.

Delegate general responsibility for review and evaluation of corporate governance issues to the Governance and Nominating Committee.

3.

Review annually the Governance and Nominating Committee Charter, and suggest changes to its Charter the committee deems appropriate for consideration by the entire Board.

4.

Undertake orientation for new directors.

Audit Committee

1.

Delegate general responsibility to the Audit Committee to (1) select and provide for compensation of the Company's independent auditors and (2) oversee the audits of Company's financial statements and its financial reporting and disclosure processes, and (3) evaluate the independence and performance of the Company's independent auditors.

2.

Ensure that all committee members are independent.

3.

Review annually the Audit Committee Charter and suggest changes to its Charter the committee deems appropriate for consideration by the entire Board.

4.

Prepare an annual Audit Committee Report for inclusion in Company's annual Information Circular.

Compensation Committee

1.

Delegate general responsibility to the Compensation Committee for senior executive compensation, including a review of compensation and performance in relation to Corporate Objectives.

2.

Prepared annually a report on executive compensation for inclusion in Company's annual Information Circular.

3.

Review annually the Compensation Committee Charter and suggest changes to its Charter that the committee deems appropriate for consideration by the entire Board.

A - iii

4.

Review annually the Company's incentive stock option plan.

5.

Approve all grants under the Company's incentive stock option plan.

Outside Advisors for Directors

1.

Ensure that the Board of Directors and each committee of the Board are permitted to engage outside advisors at the Company's expense as they deem appropriate..

Director Succession

1.

Ensure that there is a succession plan for directors and the Company's independent Chair.

General

1.

Perform such other functions as prescribed by law and in the Company's By-laws.

Amendments to Charter of Director Governance and Expectations

1.

Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.

PERSONAL AND PROFESSIONAL CHARACTERISTICS OF BOARD MEMBERS

The following characteristics and traits outline the framework for the recruitment and selection of Board of Director nominees.

1.

Conduct and Accountability

2.

Nominee must demonstrate high ethical standards and conduct in their personal and professional lives, and make and be accountable for their decisions in their capacity as board members.

Judgement

1.

Nominee must demonstrate to the satisfaction of the Board a capacity to provide sound advice on a broad range of industry and community issues.

2.

Nominee must have or develop to the satisfaction of the Board a broad knowledge base of the Company's industry in order to understand the basis from which corporate strategies are developed and business plans produced.

3.

Nominee must be able to provide to the satisfaction of the Board a mature and useful perspective as to the business plan, strategy, risks and objectives of the Company.

Financial Literacy

1.

Nominee must demonstrate to the satisfaction of the Board a sound level of financial literacy including the ability to understand financial statements and use financial metrics to evaluate the financial health and performance of the Company.

A - iv

Teamwork

1.

Nominee must demonstrate to the satisfaction of the Board that he or she will put Board and Company performance ahead of individual achievements.

Communication

1.

Nominee must demonstrate to the satisfaction of the Board a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

Experience

1.

Nominee must have demonstrated and continue to demonstrate to the satisfaction of the Board a high level of achievement in their personal and professional lives that reflects high standards of personal and professional conduct.

A - v

SCHEDULE “B”

NASDAQ and SOX Rules

Topic	Rule/Requirement	Does the Company Align?	Company’s Approach
Audit Committee – Adoption of Charter

The Company is required to certify that it has adopted a formal written Audit Committee charter under NASD Rule 4350 which must specify, among other things, the Audit Committee responsibilities and authority necessary to comply with Rule 10A-3 under the Securities Exchange Act of 1934.

		Yes	The Company has adopted a formal Audit Committee charter which complies with the rule.
Audit Committee – Approval of Related Party Transactions

The Audit Committee is required to approve all “related party transactions” which are transactions or loans between the Company and a related party involving goods, services, or tangible or intangible assets that are (1) material to the Company or the related party, or (2) unusual in their nature or conditions. A related party includes an affiliate, major shareholder, officer, other key management personnel or director of the Company, a company controlled by any of those parties or a family member of any of those parties.

Yes

The Company has had a long standing policy to ensure that any related party transactions are approved by special committees of independent directors. The Audit Committee is charged with the requirement to approve all related party transactions.

Audit Committee – Financial Expert	The Company is required to disclose whether its Audit Committee has a financial expert and what the name of that person is.	Yes	The Company’s Audit Committee financial expert is currently Arthur Willms. This information is disclosed in the Company’s Form 40F.
Code of Ethics

Under NASDAQ Rule 4350, the Company is required to disclose if it has adopted a code of conduct applicable to all its directors, officers and employees that also complies with the SEC’s “code of ethics” requirements for senior financial officers.

Yes

The Company has adopted a “Code of Ethics and Conduct”. Every director, officer, employee and consultant, including the chief executive officer and chief financial officer are notified of and are required to comply with the Code.

Other Committees

While the Company is not required under NASD rules to have any other committees other than the Audit Committee, if it does not have a nominating and compensation committee, a majority of its independent directors must carry out equivalent functions. However where the Company has such other committees, these committees must adopt written charters, describing the nomination and compensation approval process and such related matters as may be required under U.S. federal securities laws.

Yes

The Company has two committees in addition to its Audit Committee: the Compensation Committee and the Governance and Nominating Committee and has adopted charters and are comprised of independent directors.

B - i

Topic	Rule/Requirement	Does the Company Align?	Company’s Approach
Director Independence

The Company is required to have a majority of its directors be independent. Independence is determined under NASD Rule 4200. For a director to be independent, he or she must have no relationship with the Company that would interfere with his or her exercise of independent business judgment. A director is not independent if during any time in the past 3 years, he or she (i) was an employee or a family member of an executive officer of the Company, (ii) received more than US$60,000 for services other than as a director or committee member, (iii) was affiliated with a company that received greater than US$200,000 or 5% of revenues of the Company, or (iv) was affiliated with the Company’s auditor or the Company’s internal audit function. The Company must make the initial determination and disclose the names of the independent directors and then again determine independence of each director at least annually thereafter.

Independent directors must meet in an executive session (without management) regularly during the year.

		Yes	The Company complies as six of the Company’s seven directors are independent under the NASD Rule.
Audit Committee Responsibilities

Among other things, Sarbanes-Oxley and the rules promulgated thereunder require that the Company’s Audit Committee:

•

be directly responsible for appointing, compensating and overseeing the Company’s auditors;

•

pre-approve all audit and permissible non-audit services provided by the Company’s accountants;

•

establish “whistleblower” procedures for the receipt, retention and treatment of complaints to the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of accounting or auditing concerns; and

•

be authorized to engage, and determine funding for, independent legal counsel and other advisors.

Yes

The Company has adopted a charter setting forth the responsibilities for the Audit Committee that conform with the requirements of the applicable Canadian and US securities and regulatory commissions (including TSX, NASDAQ, SEC and the Sarbanes-Oxley Act of 2002).

Notification Requirement	Any executive officer of the Company must promptly notify NASDAQ if they become aware of any material non-compliance with NASDAQ corporate governance requirements	Yes

The Company has advised executive officers of these requirements and as of April 20, 2007, the executive officers were not aware of any material non-compliance with the corporate governance rules applicable to the Company.

B - ii

Exhibit 2

ANGIOTECH PHARMACEUTICALS, INC.

(the “Company”)

TO: Beneficial Shareholders of the Company

In accordance with National Instrument 51-102 “Continuous Disclosure Requirements”, beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request.  If you wish to receive such mailings, please complete this form and return by fax to Computershare Investor Services Inc. at 1-866-249-7775; or you may return the form with your proxy in the enclosed envelope to:

Computershare Investor Services Inc.

100 University Avenue

9th Floor

Toronto, ON

M5J 2Y1

Please send me the Company’s unaudited Quarterly Interim Financial Statements together with the Managements’ Discussion & Analysis

Please send me the Company’s Annual audited Financial Statements together with the Managements’ Discussion and Analysis

___________________________________________

PLEASE PRINT NAME OF SHAREHOLDER

___________________________________________

MAILING ADDRESS

___________________________________________

CITY/TOWN

___________________________________________

PROVINCE/STATE                   POSTAL/ZIP CODE

___________________________________________

EMAIL ADDRESS

By signing below, I confirm that I am a shareholder of the Company:

____________________________________________ SIGNATURE OF SHAREHOLDER	DATE: _________________, 2007

CUSIP:

034918102

SCRIP COMPANY CODE:

ANPQ

Exhibit 3

ANGIOTECH®

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every registered shareholder has the right to appoint some other person, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and strike out the other names.**
2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management or its agent to the holder.
5. **A registered shareholder may direct the manner in which his or her shares are voted or withheld from voting by marking the form of proxy accordingly. Where no instructions are specified, or where the instructions are uncertain, a nominee of management acting as a proxyholder will vote the shares FOR the resolution.**
6. The shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the registered shareholder, on any ballot that may be called for and, if the registered shareholder has specified a choice with respect to any matter to be acted on, the shares will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on June 5, 2007.

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VOTE USING THE TELEPHONE, INTERNET OR FAX 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

To Vote by Fax

- Complete, sign and date the reverse hereof.
- Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is **NO CHARGE** for this call.
- Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

If you vote by telephone, Internet or Fax, DO NOT mail back this proxy.

Voting by providing physical delivery of this proxy, either by fax, mail or hand delivery is the only method for shares held in the name of a corporation or shares being voted on behalf of another individual.
Voting by Internet or providing physical delivery of this proxy, either by fax, mail or hand delivery are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

00GLLB

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Angiotech Pharmaceuticals, Inc. (the "Company") hereby appoint(s): William L. Hunter, M.D., the President and Chief Executive Officer and a Director of the Company, or failing this person, David M. Hall, the Corporate Secretary of the Company,

OR

Strike out the names of the nominees and print the name of the person you are appointing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following instructions (or if no instructions have been given or the instructions are uncertain, as the proxyholder sees fit) and on all other matters that may properly come before the Annual Meeting of shareholders of Angiotech Pharmaceuticals, Inc. to be held at the offices of the Company located at 1618 Station Street, Vancouver, British Columbia on June 7, 2007 at 10:00 AM (Pacific Time) and at any adjournment or postponements thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Fix the Number of Directors To fix the number of directors at six.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. William L. Hunter	☐	☐	02. David T. Howard	☐	☐	03. Hartley T. Richardson	☐	☐
04. Edward M. Brown	☐	☐	05. Arthur H. Willms	☐	☐	06. Gregory J. Peet	☐	☐

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	For	Withhold
3. Appointment of Auditor Appointment of PricewaterhouseCoopers LLP as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. **If no voting instructions are indicated above, or if the instructions are uncertain, this Proxy will be voted FOR the resolutions.**

Signature(s)

Date

MM / DD / YY

AR0 ANPQ

00GLMC